BANKERS TRUST COMPANY                           REVISED
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer               Mailing Address:
Vice President                     P.O. Box 318
Telephone: 212-250-4599            Church Street Station
                                   New York, NY 10008


                                   February 14, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Pacific Telesis Group


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   /s/ Damian P. Reitemeyer



Enclosures





                                                REVISED



            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549


                       SCHEDULE 13G


         Under the Securities Exchange Act of 1934
                   (Amendment No.  6 )*
                                 ____

                   Pacific Telesis Group
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $0.10)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         694890104
          _______________________________________
                       CUSIP NUMBER


     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


             (Continued on following page(s))

                     Page 1 of 8 Pages


CUSIP No. 694890104                     Page 2 of 8 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation and its wholly-owned subsidiary, Bankers Trust Company, as Trustee for various trusts, and employee benefit plans, and investment advisor, and its indirectly wholly owned subsidiary BT
  Variable, Inc.  13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [X]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Both Bankers Trust New York Corporation Bankers Trust
  Company, and BT Variable, Inc. are New York Corporations

 NUMBER OF     5. SOLE VOTING POWER

  SHARES         Bankers Trust New York
                    Corporation              135,300 shares
                 Bankers Trust Company     3,874,793 shares
                 BT Variable, Inc.                 0 shares
                                           4,010,093 shares

BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY        Bankers Trust New York
                    Corporation                    0 shares
                 Bankers Trust Company       116,946 shares
                 BT Variable, Inc.               700 shares
                                             117,646 shares

  EACH         7. SOLE DISPOSITIVE POWER

REPORTING        Bankers Trust New York
                    Corporation              135,300 shares
                 Bankers Trust Company     7,399,250 shares
                 BT Variable, Inc.                 0 shares
                                           7,534,550 shares







 CUSIP No. 694890104                     Page 3 of 8 Pages


PERSON        8. SHARED DISPOSITIVE POWER

  WITH           Bankers Trust New York
                    Corporation                    0 shares
                 Bankers Trust Company       151,639 shares
                 BT Variable, Inc.               700 shares
                                             152,339 shares

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

                 Bankers Trust New York
                    Corporation              135,300 shares
                 Bankers Trust Company     7,550,889 shares
                 BT Variable, Inc.               700 shares
                                           7,686,889 shares

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *

                    [X]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 Bankers Trust New York
                    Corporation              0.0%
                 Bankers Trust Company       1.8%
                 BT Variable, Inc.           0.0%
                                             1.8%

12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     BT Variable, Inc. - IC


CUSIP No. 694890104                     Page 4 of 8 Pages


              DISCLAIMER OF BENEFICIAL OWNERSHIP

     THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK CORPORATION, BANKERS TRUST COMPANY (THE BANK ), AS TRUSTEE FOR VARIOUS TRUSTS, AND EMPLOYEE BENEFIT PLANS, AND INVESTMENT ADVISOR, OR BT VARIABLE, INC. IS, FOR THE PURPOSE OF SECTION 13(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934, OR FOR ANY OTHER PURPOSE, THE BENEFICIAL OWNER OF THE SECURITIES SET FORTH IN ITEM 4(a)(ii) HEREOF.

Item 1(a)    NAME OF ISSUER:

             Pacific Telesis Group

Item 1(b)    ADDRESS OF ISSUER S PRINCIPAL EXECUTIVE
             OFFICES:

             130 Kearny Street
             Suite 2926
             San Francisco, CA  94108

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust New York Corporation, and its
               wholly-owned subsidiary, Bankers Trust
               Company, as Trustee for various trusts, and employee benefit plans, and investment advisor, and its indirectly wholly-owned subsidiary BT Variable, Inc.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             280 Park Avenue
             New York, New York  10017

Item 2(c)    CITIZENSHIP:

             Bankers Trust New York Corporation, Bankers
             Trust Company, as Trustee for various trusts and employee benefit plans, and investment advisor, and BT Variable, Inc. are corporations incorporated in the State of New York with their principal business offices located in New York.


CUSIP No. 694890104                     Page 5 of 8 Pages


Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock (Par Value $0.10) of Pacific
             Telesis Group, a Nevada corporation.


Item 2(e)    CUSIP NUMBER:

             694890104

Item 3       THE PERSON FILING IS A:

             For Bankers Trust New York Corporation,

      (g)    [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company,

      (b)    [X] Bank as defined in section 3(a)(6) of the
                 Act.

             For BT Variable, Inc.,

      (c)    [X] Insurance Company as defined in Section
                 3(a)(19) of the Act

Item 4       OWNERSHIP:

      (a)    Amount Beneficially Owned:

          As of December 31, 1995

      (i)        Bankers Trust New York
                    Corporation              135,300 shares
                 Bankers Trust Company     7,550,889 shares
                 BT Variable, Inc.               700 shares
                    TOTAL SHARES           7,686,889

     (ii) Bankers Trust Company was also the record owner of 45,055,219 shares held by the Bank as Trustee of the Pacific Telesis Group Supplemental
           Retirement and Savings Plans (the Plan ) with respect to which the bank disclaims beneficial ownership.

           The Plan states that each Plan participant shall have the right to direct the manner in which shares of common stock shall be voted at all stockholders meetings. The Department of Labor has expressed the view that, under certain circumstances, ERISA may require the Trustee to


CUSIP No. 694890104                     Page 6 of 8 Pages


           vote shares which are not allocated to
           participants  accounts and unvoted shares.
           Since, in the view of the Bank and Bankers
           Trust New York Corporation, such voting power is merely a residual power based upon the occurrence of an unlikely contingency and is not a sole or shared power to vote the securities, the Bank and Bankers Trust New York Corporation hereby disclaim beneficial ownership of such securities.

      (b)  PERCENT OF CLASS:

             The common stock described in Item 4(a) above as to which Bankers Trust New York
             Corporation, Bankers Trust Company and BT
             Variable, Inc. acknowledges beneficial
             ownership constitutes the following:

                 Bankers Trust New York
                    Corporation              0.0%
                 Bankers Trust Company       1.8%
                 BT Variable, Inc.           0.0%
                                             1.8%

            The Common Stock as to which Bankers Trust
            New York Corporation, Bankers Trust
            Company and BT Variable Inc. disclaims
            beneficial ownership constitutes 10.5% of the Issuer s outstanding Common Stock.

      (c)  Number of shares as to which the Bank has:
      (i)  sole power to vote or to direct the
             vote -
                 Bankers Trust New York
                    Corporation              135,300 shares
                 Bankers Trust Company     3,874,793 shares
                 BT Variable, Inc.                 0 shares
                                           4,010,093 shares

     (ii)  shared power to vote or to direct the
             vote -
                 Bankers Trust New York
                    Corporation                    0 shares
                 Bankers Trust Company       116,946 shares
                 BT Variable, Inc.               700 shares
                                             117,646 shares


CUSIP No. 694890104                     Page 7 of 8 Pages


     (iii)  sole power to dispose or to direct the
             disposition of -
                 Bankers Trust New York
                    Corporation              135,300 shares
                 Bankers Trust Company     7,399,250 shares
                 BT Variable, Inc.                 0 shares
                                           7,534,550 shares

     (iv)  shared power to dispose or to direct the
             disposition of -
                 Bankers Trust New York
                    Corporation                    0 shares
                 Bankers Trust Company       151,639 shares
                 BT Variable, Inc.               700 shares
                                             152,339 shares


Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             [ ]

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
             OF ANOTHER PERSON:

             The Issuer s Plan and various trusts, and employee benefit plans for which the Bank serves as Trustee, and accounts for which the Bank serves as investment advisor, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
             SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
             REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Item 3 above.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
             THE  GROUP:

             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not Applicable

CUSIP No. 694890104                     Page 8 of 8 Pages


Item 10      CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1995

Signature:  Bankers Trust New York Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature: Bankers Trust Company, as Trustee for various trusts, and employee benefit plans, and investment advisor.


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature: BT Variable, Inc.


By:           /s/Myles Tashman
Name:            Myles Tashman

Title:           Secretary


                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Variable, Inc. is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

                  Whitewood Properties Corp

                              |
                            100%
                              |

                      BT Variable, Inc.